Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Canetic Resources Trust to acquire Titan Exploration Ltd. creating dominant position in strategic southwest Saskatchewan trend

    CALGARY, Oct. 18 /CNW/ - (TSX - CNE.UN; NYSE - CNE) Canetic Resources
Trust ("Canetic") is pleased to announce that it has entered into a pre-acquisition agreement (the "Agreement") with Titan Exploration Ltd.
("Titan") pursuant to which Canetic will make an offer to acquire all of the issued and outstanding shares of Titan in exchange for 0.1917 of a Canetic trust unit ("Canetic Unit") for each Titan Class A Share (TTN.A) and 0.6609 of a Canetic Unit for each Titan Class B Share (TTN.B). The total transaction value is approximately $116 million including Titan's net debt of approximately $17.5 million. It is expected that approximately 6.5 million
Canetic Units will be issued to effect the acquisition.
    The Board of Directors of Titan has unanimously agreed to support the offer and has unanimously resolved to recommend that all Titan shareholders tender their shares in acceptance of Canetic's offer. FirstEnergy Capital
Corp. acted as exclusive financial advisor to Titan with respect to the transaction and has provided Titan's Board of Directors with its verbal fairness opinion that the consideration to be received by Titan's shareholders pursuant to the offer is fair, from a financial point of view, to Titan shareholders.
    The Agreement provides for a non-completion fee of $3.5 million, payable by Titan to Canetic in certain circumstances and a non-completion fee of
$1.7 million, payable by Canetic to Titan in certain circumstances. The
Agreement also contains customary non-solicitation covenants and Titan has reserved the right, subject to certain conditions, to respond to superior proposals, which Canetic has the right to match. In connection with the offer, directors and shareholders of Titan holding approximately 11 percent of the
Class A Shares of Titan and 9 percent of the Class B Shares of Titan (each on a fully diluted basis) will enter into lock-up agreements with Canetic pursuant to which they will agree to tender their Titan shares to the offer.
    Full details of the offer will be included in a take-over bid circular and related documents that are expected to be filed with securities regulators and mailed to all Titan shareholders on or before November 15, 2007. Under the terms of the Agreement, Canetic's obligation to take-up and pay for the Titan
Class A shares and Titan Class B shares is subject to a number of customary conditions, including the deposit of at least 66 2/3 percent of outstanding
Titan Class A shares and Titan Class B shares (on a fully diluted basis) to the offer and the receipt of all required regulatory approvals.
    Upon completion of the Titan acquisition, Canetic will acquire production of over 1,800 barrels of oil equivalent ("boe") per day, weighted 63 percent to oil, and a Canetic estimated 7.3 million boe per day of proved plus probable reserves with a Reserve Life Index ("RLI") of approximately 11 years.
Importantly, Canetic will also acquire over 49,000 gross (23,700 net) acres, in the Leitchville area of Southwest Saskatchewan, in close proximity to
Canetic's existing 45,100 gross (41,200 net) acres, to create a dominant position in the emerging and strategically significant Lower Shaunavon trend.
Current Titan production in Southwest Saskatchewan exceeds 900 boe per day.

    STRATEGIC RATIONALE

    Canetic continues to execute on its multi-pronged strategy to develop and exploit its high quality asset base while continuing to expand its opportunity portfolio through the selective acquisition and consolidation of holdings in strategic core areas and emerging plays. The Titan acquisition provides an opportunity for Canetic to acquire and consolidate a significant and controlling land position in the Leitchville area of Southwest Saskatchewan, an area identified as an emerging play with significant potential for ongoing development and long-term reserve addition. Over the course of 2007, including a significant land sale on October 1, 2007, Canetic has been actively acquiring acreage on the Lower Shaunavon trend accumulating 19,760 acres to date at a cost of approximately $24 million.
    The Titan acquisition, in addition to the acreage acquired in October, expands Canetic's identified drilling inventory in the Lower Shaunavon trend by more than one third to approximately 300 gross (243 net) drilling locations. The Titan lands serve to extend Canetic's existing position to the south and strongly complement Canetic's existing holdings in the area adding additional flexibility and control of development with an average interest of approximately 70 percent on lands held.
    The Lower Shaunavon trend contains large oil-in-place reservoirs characterized by pay zones ranging from four to 16 meters in thickness with lower permeability and 22 degree API crude. While development has taken place in the region for several years it has been largely focused in the Upper
Shaunavon due to difficulty in producing from the Lower Shaunavon trend.
However, over this past year significant improvements have been made to drilling and completions techniques with further improvements and refinements expected as additional drilling and completions activity takes place. These recent break-throughs in drilling and completions techniques, similar to those being applied in the emerging Bakken play, have proved key to the potential
"unlocking" of significant reserves and production in the Lower Shaunavon trend. The Upper Shaunavon continues to offer significant potential for enhanced recovery moving forward.
    Canetic's current development plans in the Leitchville area contemplate the drilling of four horizontal wells per section. Canetic has identified more than 240 net locations and believes that there are significant volumes of original oil-in-place. Recent competitor drilling to seven wells per section on parts of the play directly offsetting Canetic has seen good initial success supporting Canetic's view that increased well density, thicker pay and the potential for enhanced recovery could also lead to substantial recoverable reserve additions over time.
    In addition to the production and lands in Southwest Saskatchewan,
Canetic will also acquire approximately 900 boe per day of production located in the northern regions of Alberta and British Columbia. Approximately two-thirds of this production is located in the highly sought after Peace
River Arch region in close proximity to Canetic's existing lands.

    ACQUISITION METRICS

    The acquisition of Titan is expected to be accretive to Canetic's production, reserves and cash flow on a per unit basis, based on Canetic's current development plans and internal long-term view of reserves, cash flow and production profile of the Titan assets. Canetic anticipates it can significantly increase production and reserves associated with the existing
Titan assets and has planned a comprehensive, multi-year development program, with particular focus in the Lower Shaunavon trend.
    The total value of the transaction is estimated at approximately
$116 million, exclusion of Titan's estimated land value of $25 million results in the addition of over 1,800 boe per day at an average cost of $49,200 per boe per day and 7.3 million of proved plus probable reserves at an estimated
$12.50 per boe, based on Canetic's internal reserve estimates. No value has been ascribed to the estimated $60 million of existing tax pools in the determination of related acquisition metrics.

    ADDITIONAL INFORMATION

    A powerpoint presentation containing area overview maps, relevant development metrics and key play characteristics is available for viewing by following the related links on Canetic's website at www.canetictrust.com.
    Canetic is one of Canada's largest oil and gas royalty trusts. Canetic trust units and debentures are listed on the Toronto Stock Exchange under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C, CNE.DB.D, and CNE.DB.E and the
trust units are listed on the New York Stock Exchange under the symbol CNE.

    ADVISORY: Certain information regarding Canetic, including statements relating to the offer and the closing date thereof, production estimates, reserve estimates, reserve life index, acreage to be acquired, business strategy, benefits of the acquisition of Titan, drilling plans, recovery estimates, cost estimates, production efficiencies may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, failure to realize expected acquisition synergies, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, ability to access sufficient capital from internal and external sources, failure to obtain required regulatory, shareholder and other approvals, and changes in legislation, including but not limited to tax laws and environmental regulations. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Canetic's operations or financial results are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Canetic's website (www.canetictrust.com).

    United States Considerations
    The offer will be made for the securities of a Canadian trust. The offer will be subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included in the takeover bid circular, or incorporated by reference therein, as well as financial statements of Canetic, have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of
United States companies.
    It may be difficult for shareholders of Titan in the U.S. to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since Canetic is located in a foreign country, and some or all of its officers (if any) and trustees and the officers and directors of
Canetic Resources Inc. may be residents of a foreign country. Shareholders of
Titan in the U.S. may not be able to sue a foreign trust or its officers (if any) or trustees, or the officers or directors of Canetic Resources Inc., in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign trust and its affiliates, including its officers (if any) and trustees and the officers and directors of Canetic Resources Inc. to subject themselves to a U.S. court's judgment.

    %SEDAR: 00023165E          %CIK: 0001349237

    /For further information: Investor Relations, (403) 539-6300, Toll Free -
1-877-539-6300, info(at)canetictrust.com, www.canetictrust.com/
    (CNE.UN. CNE)

CO:  Canetic Resources Trust

CNW 08:29e 18-OCT-07